U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   (Check One)
[X] Form 10-K and Form 10-KSB        [ ] Form 20-F         [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB        [ ] Form N-SAR
         For Period Ended:  December 31, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition  Report on Form N-SAR
         For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable
 ...............................................................................

Part I--Registrant Information

Full Name of Registrant
CEVA International, Inc
 ...............................................................................
Former Name if Applicable
Not Applicable.

75-77 North Bridge Street
 ...............................................................................
Address of principal Executive Office (Street and Number)

Somerville, New Jersey 08876
 ...............................................................................
City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    x (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.

PART III--Narrative

Without undue effort or expenses, it is not possible for Registrant to finalize its financial statements for its businesses in the Countries of Hungary and Romania and to include them in the Form 10-KSB for filing on its due date.
The Registrant anticipates filing its Form 10-KSB with all required financial statements no later than the fifteenth calendar day following the prescribed due date.

PART IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification

       Joseph J. Tomasek, Vice President      (908)         429-0030
 ...............................................................................
                     (Name)                Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
                                                         [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                                          [ ] Yes   [X] No


                        CEVA Internationl, Inc.
 ..............................................................................
                (Name of Registrant as specified in charter) has caused this notification to be signed on behalf by the undersigned thereunto duly authorized

                                      /s/Joseph J. Tomasek
Date...March 30, 2000...          By..........................................
                                      Joseph J. Tomasek, Vice President